MAIL STOP 4546

November 9, 2017

Joseph McCann (for Suzanne Hayes, Assistant Director)

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation
Pre-Effective Amendment No. 7 to Offering Statement on Form 1-A File No. 024-10657

Dear Mr. McCann:

In connection with the sale of up to 2,500,000 shares of common stock of McGraw Conglomerate Corporation (the “Company”) at $6.00 per share (the “Offering”), we filed on October 13, 2017 the Company’s Pre-Effective Amendment No. 6 to the Form 1-A originally filed December 23, 2016 (the “original filing”) with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s review of the associated P.E. No. 6 in late October, I was advised that the SEC had no further comments--albeit we needed to confirm that FINRA had cleared the brokerage compensation between the Company and its best efforts selling agent, Alexander Capital LLC. (hereafter, “Selling Agent”).

As a result of the FINRA review, we have made changes to the Offering, namely no minimum offering and therefore no need for an escrow and, accordingly, no reference to both Initial and Continuous Offering Periods. Counsel for the Selling Agent has advised us that (subject to this Pre-Effective Amendment No. 7 filing), FINRA has no further comments. In that context, we hereby file this P.E. No. 7. response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to such P.E. Amendment which is also being filed concurrently on EDGAR.

Joseph McCann	Page 2 of 2

We again acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the SEC or FINRA staffs.

Upon completion of your review, we trust that this lone remaining comment will have been satisfied and you can advise us that the Company’s Offering Statement can be declared effective at a mutually convenient time, hopefully on or before November 15, 2017. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

Thank you for your assistance and prompt review of these materials. I will call Ms. Yale next Monday to coordinate any remaining issues with the staff, presumably including coordination of the date of effectiveness and the associated Request for Acceleration Letter to be filed pursuant to Securities Act Rule 461.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.